Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: April 12, 2018

The following are transcripts of videos made available on www.makinghealthcaresimple.com.

Payer Reactions to New Drug Pricing
You know, as we look out over the next several years at Express Scripts, there are a number of things that we are focused on working with our payers to deal with. Primarily, when they look at the pipeline of specialty drugs, which has over 5,000 potential products in it, the payers are of two minds. They are excited about the innovation. They've seen that that innovation can often provide value to their patients and even at times, lower cost for their plans on an overall basis. But all too often, represents simply increased costs for patients that today may have been cared for by lower cost therapies. And so we are spending a lot of time these days at Express Scripts, talking with heads of pharma companies and their managed care teams to help get pricing conversations to a place where the payers can actually tolerate when the drug comes out creating access for the patients. Because in the end, that's what it's all about at Express Scripts, is getting those patients access to those products and then helping the patient take it safely and cost effectively. So, a lot of work there.
Accredo Helps One Dad Fulfill His Promise
When I was first diagnosed with cancer, it was a real shock. I didn't want to think about, the potential impact of what cancer could do to my family. I've been writing notes to my daughter Emma, ever since she was in kindergarten. I wanted to make her lunch a little special. In the beginning, the notes were simple and it wasn't a thing. There was one morning when I had finished making her lunch and I hadn't yet written a note. She scooped up her lunch bag in the kitchen and kind of walked over to me and looked up. All she said was, "Napkin note?" I mean, how do you not write notes at that point? So I made it a daily practice. After my third cancer diagnosis, I really freaked out. We're grasping at straws trying to figure out, how to keep me alive. The things that kept sticking in my head were median lifespan, which was one year. And, five year survival rate which was 8 percent. And Emma was graduating high school in about five years. I got to the point where I thought I wasn't going to make it. So I did what any normal guy would do... freak out and grab a bunch of napkins. 826. In the dark of night, I'm writing 10, 20, 30 notes at a time. Trying to get these notes taken care of and get them ready for safekeeping. I have metastatic kidney cancer. I'm not getting out of this alive. I don't know when things might go wrong, but guess what, nobody does. If you can make the life of a patient easier, they can spend more time with their family. That's all that matters. Because of the assistance, because of the help, because of the care that I received from Accredo. Because of the fact that you treat me like a real patient a real person, I don't have to worry about running out of these medicines. And it is easier than ordering anything. Some of the side effects I have are pretty severe. So I can talk to a nurse, I can talk to the pharmacist, we can try to figure out and troubleshoot what's going on. I talk to the folks at Accredo more than I talk to my oncologist. I'm still just this dad writing notes to his daughter. Today the notes still are sitting in the box where they were when I started. My hope is I can give them to her for high school graduation. I'm going to get up and I'm going to fight another day. I just have to make it to that next day.

How Express Scripts Practices Pharmacy
If you've been to a pharmacy lately, you've probably noticed that as more and more people need medicines, pharmacists have less and less time to help them. Personalized care is practically impossible when a typical pharmacist is filling 30 prescriptions an hour. But Express Scripts practices pharmacy smarter. Giving patients care no matter where they get their medicine. And elevating that care even more. When it's through home delivery, or from Accredo, our specialty pharmacy. In our pharmacies, care is more personalized for patients with chronic and complex diseases. Here's why this approach is so important. Daily medications for chronic conditions, like diabetes, are taken by 1 in 2 Americans. And that 50% is driving 95% of U.S. drug spend. For specialty medicines, the numbers are more ominous. With just 1% of patients accounting for 31% of the spend, which continues to rise, in part, because not enough time is spent to help patients understand and stay on their medications. But because our approach is specialized, we do have the time to deliver care that is personal, focused, and unmatched. In our therapeutic resource centers, pharmacists, nurses and clinicians collaborate in teams like small physician practices to focus their care on key conditions. Every Express Scripts patient has access to this unparalleled expertise. We offer private, one-to-one counseling for all patients. Those with common chronic conditions, like diabetes or high cholesterol. When the conditions are more complex, our teams work with Accredo, our specialty pharmacy to deliver the most advanced medicines with the highest level of care and compassion. Our philosophy is simple: if you had cancer, you'd want an oncologist. Pharmacies don't differ: why shouldn't your pharmacist also be a specialist? Specialization delivers better outcomes for our patients and helps our clients control costs. Specialization isn't just how we practice pharmacy. It's about practicing pharmacy smarter.
FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.